SCHEDULE 13D
CUSIP No. 000794107                                                 Page 1 of 14


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.   20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )
                                             ---

                                    ACC Corp.
                                    ---------
                                (Name of Issuer)

                     Common Stock, par value $.015 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    000794107
                                    ---------
                                 (CUSIP Number)

                               Robert M. Van Degna
                              Fleet Equity Partners
                             111 Westminster Street
                             Providence, RI   02903
                                 (401) 278-6770

        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                September 1, 1995
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box / /.


Check the following box if a fee is being paid with the statement / /.


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  SCHEDULE 13D
CUSIP No. 000794107                                                 Page 1 of 14
                                                          (Cover Page Continued)




The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 000794107                                                 Page 2 of 14

1.   NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Fleet Venture Resources, Inc.
          TIN #:  05-0315508

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  / /
     (b)  /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5. CHECK BOX / / IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Rhode Island

7.   SOLE VOTING POWER
          None

8.   SHARED VOTING POWER
          456,750

9.   SOLE DISPOSITIVE POWER
          None

10.  SHARED DISPOSITIVE POWER
          456,750

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          456,750

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.0%

14.  TYPE OF REPORTING PERSON*
          CO

                                  SCHEDULE 13D
CUSIP No. 000794107                                                 Page 3 of 14



1.   NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Fleet Equity Partners VI, L.P.
          TIN #:  05-0481063

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  / /
     (b)  /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          WC

5. CHECK BOX / / IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

7.   SOLE VOTING POWER
          None

8.   SHARED VOTING POWER
          195,750

9.   SOLE DISPOSITIVE POWER
          None

10.  SHARED DISPOSITIVE POWER
          195,750

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          195,750

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.2%

14.  TYPE OF REPORTING PERSON*
          PN

                                  SCHEDULE 13D
CUSIP No. 000794107                                                 Page 4 of 14



1.   NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Fleet Growth Resources II, Inc.
          TIN #:  05-0481064

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  / /
     (b)  /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5. CHECK BOX / / IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

7.   SOLE VOTING POWER
          None

8.   SHARED VOTING POWER
          195,750

9.   SOLE DISPOSITIVE POWER
          None

10.  SHARED DISPOSITIVE POWER
          195,750

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          195,750

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.2%

14.  TYPE OF REPORTING PERSON*
          CO

                                  SCHEDULE 13D
CUSIP No. 000794107                                                 Page 5 of 14



1.   NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Fleet Growth Resources, Inc.
          TIN #:  05-0401134

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  / /
     (b)  /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5. CHECK BOX / / IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Rhode Island

7.   SOLE VOTING POWER
          None

8.   SHARED VOTING POWER
          195,750

9.   SOLE DISPOSITIVE POWER
          None

10.  SHARED DISPOSITIVE POWER
          195,750

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          195,750

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.2%

14.  TYPE OF REPORTING PERSON*
          CO

                                  SCHEDULE 13D
CUSIP No. 000794107                                                 Page 6 of 14



1.   NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Silverado IV Corp.
          TIN #:  05-0481110

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  / /
     (b)  /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5. CHECK BOX / / IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

7.   SOLE VOTING POWER
          None

8.   SHARED VOTING POWER
          195,750

9.   SOLE DISPOSITIVE POWER
          None

10.  SHARED DISPOSITIVE POWER
          195,750

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          195,750

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.2%

14.  TYPE OF REPORTING PERSON*
          CO

                                  SCHEDULE 13D
CUSIP No. 000794107                                                 Page 7 of 14



1.   NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Fleet Private Equity Co., Inc.
          TIN #:  05-0471718

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  / /
     (b)  /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5. CHECK BOX / / IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Rhode Island

7.   SOLE VOTING POWER
          None

8.   SHARED VOTING POWER
          652,500

9.   SOLE DISPOSITIVE POWER
          None

10.  SHARED DISPOSITIVE POWER
          652,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          652,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.2%

14.  TYPE OF REPORTING PERSON*
          CO

                                  SCHEDULE 13D
CUSIP No. 000794107                                                 Page 8 of 14



1.   NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Chisholm Partners II, L.P.
          TIN #:  05-0474058

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  / /
     (b)  /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5. CHECK BOX / / IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

7.   SOLE VOTING POWER
          None

8.   SHARED VOTING POWER
          72,500

9.   SOLE DISPOSITIVE POWER
          None

10.  SHARED DISPOSITIVE POWER
          72,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          72,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.8%

14.  TYPE OF REPORTING PERSON*
          PN

                                  SCHEDULE 13D
CUSIP No. 000794107                                                Page 9 of 14



1.   NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Silverado II, L.P.
          TIN #:  05-0474036

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  / /
     (b)  /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5. CHECK BOX / / IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

7.   SOLE VOTING POWER
          None

8.   SHARED VOTING POWER
          72,500

9.   SOLE DISPOSITIVE POWER
          None

10.  SHARED DISPOSITIVE POWER
          72,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          72,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.8%

14.  TYPE OF REPORTING PERSON*
          PN

                                  SCHEDULE 13D
CUSIP No. 000794107                                                Page 10 of 14



1.   NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Silverado II, Corp.
          TIN #:  05-0474043

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  / /
     (b)  /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5. CHECK BOX / / IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

7.   SOLE VOTING POWER
          None

8.   SHARED VOTING POWER
          72,500

9.   SOLE DISPOSITIVE POWER
          None

10.  SHARED DISPOSITIVE POWER
          72,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          72,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.8%

14.  TYPE OF REPORTING PERSON*
          CO

                                  SCHEDULE 13D
CUSIP No. 000794107                                                Page 11 of 14



1.   NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Fleet Financial Group, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  / /
     (b)  /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5. CHECK BOX / / IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Rhode Island

7.   SOLE VOTING POWER
          None

8.   SHARED VOTING POWER
          652,500

9.   SOLE DISPOSITIVE POWER
          None

10.  SHARED DISPOSITIVE POWER
          652,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          652,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.2%

14.  TYPE OF REPORTING PERSON*
          CO

                                  SCHEDULE 13D
CUSIP No. 000794107                                                Page 12 of 14

Item 1.        Security and Issuer.
                    No change from original Filing.

Item 2.        Identity and Background.
                    No change from original Filing.

Item 3.        Source and Amount of Funds or Other Consideration.
                    Working Capital.
                    Aggregate purchase price was $900,000.

Item 4.        Purpose of Transaction
                    Transfer between entities.

Item 5.        Interest in Securities of the Issuer
                 Fleet Venture Resources, Inc.      456,750 (2)         5.0%

                 Fleet Equity Partners VI, L.P.     195,750 (2) (4)     2.2%

                 Fleet Growth Resources II, Inc.    195,750 (2) (4)     2.2%

                 Fleet Growth Resources, Inc.       195,750 (2) (4)     2.2%

                 Silverado IV Corp.                 195,750 (2) (4)     2.2%

                 Fleet Private Equity Co., Inc.     652,500 (2) (4)     7.2%

                 Chisholm Partners II, L.P.          72,500 (2) (4)     0.8%

                 Silverado II, L.P.                  72,500 (2) (4)     0.8%

                 Silverado II Corp.                  72,500 (2) (4)     0.8%

                 Fleet Financial Group, Inc.        652,500 (2) (4)     7.2%


(1) The filing of this Statement shall not be construed as an admission by any Reporting Person that, for the purposes of 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Statement other than securities owned of record by such Reporting Person.

(2) These shares of Common Stock are not presently outstanding. However, they are issuable upon conversion of the Series A Preferred and exercise of the Warrants.

(3) Based on 7,855,062 shares of Common Stock deemed outstanding (9,067,895 assuming full conversion of the Series A Preferred and the Warrants), as reported in the Company's report on Form 10-Q.

(4) Fleet Venture Resources, Inc. owns of record 6,300 Series A Preferred Stock and 63,000 Common Stock Warrants, which in aggregate are convertible/exercisable into 456,750 shares of common stock. In addition, Fleet Venture Resources, Inc. owns 393,750 Contingent Common Stock Warrants which are exercisable only if the Series A Preferred Stock is not converted to shares of common stock.

     Fleet Equity Partners VI, L.P. owns of record 2,700 Series A Preferred Stock and 27,000 Common Stock Warrants, which in aggregate are convertible/exercisable into 195,750 shares of common stock. In addition, Fleet Equity Partners VI, L.P. owns 168,750 Contingent Common Stock Warrants which are exercisable only if the Series A Preferred Stock is not converted to shares of common stock.

                                  SCHEDULE 13D
CUSIP No. 000794107                                                Page 13 of 14


Fleet Growth Resources II, Inc. is a General Partner of Fleet Equity Partners VI, L.P., and as such may be deemed to possess indirect beneficial ownership of the shares of Common Stock deemed beneficially held by Fleet Equity Partners VI, L.P.

Fleet Growth Resources, Inc. owns all of the outstanding Common Stock of Fleet Growth Resources II, Inc., and as such may be deemed to possess indirect beneficial ownership of the shares of Common Stock deemed beneficially held by Fleet Equity Partners VI, L.P.

Silverado IV Corp. is a General Partner of Fleet Equity Partners VI, L.P., and as such may be deemed to possess indirect beneficial ownership of the shares of Common Stock deemed beneficially held by Fleet Equity Partners VI, L.P.

Fleet Private Equity Co., Inc. owns all of the outstanding Common Stock of Fleet Venture Resources, Inc. and Fleet Growth Resources, Inc., and as such may be deemed to possess indirect beneficial ownership of the shares of Common Stock deemed beneficially held by Fleet Venture Resources, Inc. and Fleet Equity Partners VI, L.P.

Silverado II Corp. is the General Partner of Silverado II, L.P. which is the General Partner of Chisholm Partners II, L.P., and as such may be deemed to possess indirect beneficial ownership of the shares of Common Stock deemed beneficially held by Chisholm Partners II, L.P.

Silverado II, L.P. is the General Partner of Chisholm Partners II, L.P., as such may be deemed to possess indirect beneficial ownership of the shares of Common Stock deemed beneficially held by Chisholm Partners II, L.P.

Chisholm Partners II, L.P. owns of record 1,000 Series A Preferred Stock and 10,000 Common Stock Warrants, which in aggregate are convertible/exercisable into 72,500 shares of common stock. In addition, Chisholm Partners II, L.P. owns 62,500 Contingent Common Stock Warrants which are exercisable only if the Series A Preferred Stock is not converted to shares of common stock.

Fleet Financial Group, Inc. owns all of the outstanding Common Stock of Fleet Private Equity Co., Inc., which owns Fleet Venture Resources, Inc. and Fleet Growth Resources, Inc., and by virtue of the relationships previously described, may thus be deemed to possess indirect beneficial ownership of the shares of Common Stock deemed beneficially held by Fleet Venture Resources, Inc. and Fleet Growth Resources, Inc.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Except as set forth in the previous Filing, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any of the Company securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits.
               None.

                                  SCHEDULE 13D
CUSIP No. 000794107                                                Page 14 of 14

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


February 14, 1996                       FLEET VENTURE RESOURCES, INC.


                                        /s/ Robert M. Van Degna
                                        --------------------------------
                                        By Robert M. Van Degna
                                        Its Chairman & CEO